# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Six Flags Entertainment Corporation/NEW, CIK 0001999001
CUSIP: 83001C108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8701 RED OAK BLVD., CHARLOTTE, North Carolina (NC), 28217
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000354
Filed by CIK 0001854440

## Reporting persons
- Darlington Partners Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,700,000; sole dispositive power 0; shared dispositive power 8,700,000; aggregate amount beneficially owned 8,700,000 (8.6% of the class)
  Comment: Percentage calculated based on 101,101,235 shares of Common Stock outstanding on May 2, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 30, 2025.
- Darlington Partners GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,700,000; sole dispositive power 0; shared dispositive power 8,700,000; aggregate amount beneficially owned 8,700,000 (8.6% of the class)
  Comment: Percentage calculated based on 101,101,235 shares of Common Stock outstanding on May 2, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 30, 2025.
- Darlington Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,700,000; sole dispositive power 0; shared dispositive power 8,700,000; aggregate amount beneficially owned 8,700,000 (8.6% of the class)
  Comment: Percentage calculated based on 101,101,235 shares of Common Stock outstanding on May 2, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 30, 2025.
- Scott W. Clark: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,700,000; sole dispositive power 0; shared dispositive power 8,700,000; aggregate amount beneficially owned 8,700,000 (8.6% of the class)
  Comment: Percentage calculated based on 101,101,235 shares of Common Stock outstanding on May 2, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 30, 2025.
- Ramsey B. Jishi: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,700,000; sole dispositive power 0; shared dispositive power 8,700,000; aggregate amount beneficially owned 8,700,000 (8.6% of the class)
  Comment: Percentage calculated based on 101,101,235 shares of Common Stock outstanding on May 2, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 30, 2025.

## Item 1. Issuer
Name of issuer: Six Flags Entertainment Corporation/NEW
Address of issuer's principal executive offices: 8701 RED OAK BLVD. CHARLOTTE, NORTH CAROLINA 28217

## Item 2. Person Filing
Name of person filing:
Darlington Partners Capital Management, LP, a Delaware limited partnership ("DPCM LP")

Darlington Partners GP, LLC, a Delaware limited liability company ("DP GP")

Darlington Partners, L.P., a Delaware limited Darlington ("Darlington")

Scott W. Clark

Ramsey B. Jishi

DPCM LP is the investment adviser of private investment funds, including Darlington (together, the "Funds"). DP GP is the general partner of DPCM LP and the Funds. Mr. Clark and Mr. Jishi are the managers of DP GP. The Filers are filing this Schedule 13G jointly but not as members of a group, and each disclaims membership in a group. Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of Darlington should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 300 Drakes Landing Road, Suite 290, Greenbrae, CA 94904
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
DPCM LP: 8,700,000

DP GP: 8,700,000

Darlington: 8,700,000

Scott W. Clark: 8,700,000

Ramsey B. Jishi: 8,700,000
Percent of class:
DPCM LP: 8.6%

DP GP: 8.6%

Darlington: 8.6%

Scott W. Clark: 8.6%

Ramsey B. Jishi: 8.6%
Sole power to vote or to direct the vote:
DPCM LP: 0

DP GP: 0

Darlington: 0

Scott W. Clark: 0

Ramsey B. Jishi: 0
Shared power to vote or to direct the vote:
DPCM LP: 8,700,000

DP GP: 8,700,000

Darlington: 8,700,000

Scott W. Clark: 8,700,000

Ramsey B. Jishi: 8,700,000
Sole power to dispose or to direct the disposition:
DPCM LP: 0

DP GP: 0

Darlington: 0

Scott W. Clark: 0

Ramsey B. Jishi: 0
Shared power to dispose or to direct the disposition:
DPCM LP: 8,700,000

DP GP: 8,700,000

Darlington: 8,700,000

Scott W. Clark: 8,700,000

Ramsey B. Jishi: 8,700,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: DPCM LP's clients, including Darlington, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock, other than those of Darlington, are more than five percent of the outstanding Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Darlington Partners Capital Management, LP: /s/ Scott W. Clark, Manager of Darlington Partners GP, LLC, general partner of Darlington Partners Capital Management, LP (08/14/2025)
- Darlington Partners GP, LLC: /s/ Scott W. Clark, Manager (08/14/2025)
- Darlington Partners, L.P.: /s/ Scott W. Clark, Manager of Darlington Partners GP, LLC, general partner of Darlington Partners, L.P. (08/14/2025)
- Scott W. Clark: /s/ Scott W. Clark, Reporting person (08/14/2025)
- Ramsey B. Jishi: /s/ Ramsey B. Jishi, Reporting person (08/14/2025)